Exhibit 99.2

Shengfeng Development Limited Announces Closing of Initial Public Offering

Fuzhou, China, April 4, 2023 /PRNewswire/-- Shengfeng Development Limited (Nasdaq: SFWL) (the “Company” or “Shengfeng”), a contract logistics company in China providing customers with integrated logistics solution services, today announced the closing of its initial public offering (the “Offering”) of 2,400,000 Class A ordinary shares at a public offering price of US$4.00 per Class A ordinary share. The Class A ordinary shares began trading on the Nasdaq Capital Market on March 31, 2023 under the ticker symbol “SFWL.”

The Company received aggregate gross proceeds of US$9.60 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 360,000 Class A ordinary shares at the public offering price after the closing of Offering, less underwriting discounts.

Proceeds from the Offering will be used for expanding and increasing the number of regional sorting centers, the number of order fulfillment centers (“OFCs”) and service outlets, purchasing trucks and other vehicles to add to the Company’s self-owned fleet, upgrading the equipment of existing regional sorting centers, OFCs, and service outlets, improving IT infrastructure, and working capital and other general corporate purposes.

The Offering was conducted on a firm commitment basis. Univest Securities, LLC (“Univest”) acted as the underwriter for the Offering. Hunter Taubman Fischer & Li LLC acted as U.S. counsel to the Company, and Ellenoff Grossman & Schole LLP acted as U.S. counsel to Univest in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-267367) and was declared effective by the SEC on March 30, 2023. The Offering was made only by means of a prospectus, forming a part of the registration statement. Copies of the prospectus relating to the Offering may be obtained from Univest by email at info@univest.us, or by calling +1 (212)-343-8888. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Shengfeng Development Limited

Shengfeng Development Limited is a contract logistics company in China providing customers with integrated logistics solution services. Established in 2001, the Company has developed extensive and reliable transportation networks in China, covering 341 cities across 31 provinces, as of June 30, 2022. The Company provides integrated logistics solutions comprised of B2B freight transportation services, cloud storage services, and value-added services. The Company applies well-established management system and operation procedures to assist companies in China to increase efficiency and improve their own management systems with respect to transportation, warehousing and time management. For more information, please visit the Company’s website: http://ir.sfwl.com.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Shengfeng Development Limited

Investor Relations Department

Email: ir@sfwl.com.cn

Ascent Investors Relations LLC

Tina Xiao

Phone: +1 917-609-0333

Email: tina.xiao@ascent-ir.com